CUSIP No. 00768M202	Page 1

 ____________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________________________________________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
 ____________________________________________________________________________________
AeroGrow International, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00768M202
(CUSIP Number)
Ivan C. Smith, Esq.
Executive Vice President, General Counsel,
Corporate Secretary and Chief Compliance Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 29, 2016
(Date of Event Which Requires Filing of This Statement)
 ____________________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
 ____________________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
____________________________________________________________________________________

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of reporting person SMG Growing Media, Inc.
2	Check the appropriate box if a member of a group (a) ¨ (b) x
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) x
6	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	7	Sole voting power 26,663,295 (see Item 5)
	8	Shared voting power 0 (see Item 5)
	9	Sole dispositive power 26,663,295 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 26,663,295 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ¨
13	Percent of class represented by amount in Row (11) 81.2% (see Item 5)
14	Type of reporting person (see instructions) CO

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1	Name of reporting person The Scotts Miracle-Gro Company
2	Check the appropriate box if a member of a group (a) ¨ (b) x
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) x
6	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	7	Sole voting power 26,663,295 (see Item 5)
	8	Shared voting power 0 (see Item 5)
	9	Sole dispositive power 26,663,295 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 26,663,295 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ¨
13	Percent of class represented by amount in Row (11) 81.2% (see Item 5)
14	Type of reporting person (see instructions) CO

This Amendment No. 7 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this “Schedule 13D”). This Amendment No. 7 is being filed primarily because, on November 29, 2016, SMG Growing Media, Inc., an Ohio corporation (“SMG”), fully exercised the Warrant, dated April 22, 2013 (the “Warrant”), between SMG and AeroGrow International, Inc., a Nevada corporation (the “Issuer”), resulting in SMG’s acquisition of 21,613,342 shares of common stock, par value $0.001 per share (“Common Stock”), of the Issuer. In addition, upon SMG’s exercise of the Warrant, the Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), owned by SMG automatically converted into 2,649,007 shares of Common Stock. SMG’s acquisition of the 24,262,349 additional shares of Common Stock increases the percentage of the total number of shares of Common Stock previously reported as being beneficially owned by the Reporting Persons (as defined below in Item 2), because, pursuant to the Warrant, the Reporting Persons had the right to purchase a number of shares of Common Stock that constitutes, on a “fully diluted basis”, 80% of the Issuer’s outstanding capital stock (when added to all other shares owned by SMG), as calculated as of the date or dates of exercise. “Fully diluted basis” assumes that all options, warrants or other convertible securities or instruments or other rights to acquire Common Stock or any other existing or future classes of capital stock of the Issuer, have been exercised or converted, as applicable, in full, regardless of whether any such options, warrants, convertible securities or instruments or other rights are then vested or exercisable or convertible, in accordance with their terms. See Item 4 below.

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Item 1.    Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 6075 Longbow Drive, Suite 200, Boulder, Colorado 80301.

Item 2.    Identity and Background.

This Schedule 13D is being filed by SMG and The Scotts Miracle-Gro Company, an Ohio corporation (“Scotts”) (together with SMG, the “Reporting Persons”), with respect to the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

The Common Stock reported in this Schedule 13D is directly owned by SMG. SMG is a direct wholly-owned subsidiary of Scotts. Scotts does not own directly any securities of the Issuer. However, as a result of Scotts’ direct ownership of all of SMG’s equity, Scotts may be deemed to beneficially own securities of the Issuer directly owned by SMG. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it actually exercises voting or dispositive power with respect to such Common Stock.

The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of Scotts is listed on Schedule A hereto under the heading “Scotts Executive Officers and Directors” (such persons, the “Controlling Persons”).

SMG and Scotts are holding companies, and they each have their principal business address located at 14111 Scottslawn Road, Marysville, Ohio 43041.

None of the Reporting Persons or the Controlling Persons (together the “Scotts Persons”) have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Except as disclosed in the Current Report on Form 8-K filed by Scotts on September 7, 2012, which information is incorporated herein by reference, none of the Scotts Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by the Reporting Persons to fully exercise the Warrant was approximately $47,768,263.96. The source of funds was the working capital of the Reporting Persons.

Item 4.    Purpose of Transaction.

On November 16, 2016, representatives of the Reporting Persons (the “Scotts Representatives”) met with the board of directors (the “Board”) and several members of management of the Issuer. During this meeting, the Scotts Representatives reiterated the Reporting Persons’ intention to exercise some or all of the Warrant prior to December 31, 2016 and discussed various strategic transactions that the Reporting Persons may pursue following such exercise which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. In particular, each Reporting Person may at any time and from time to time: (i) in the open market, in privately negotiated transactions or otherwise, acquire additional shares of Common Stock or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) pledge, encumber, provide a security interest with respect to, dispose of or transfer (including pursuant to the exercise of a pledge, encumbrance or other security interest and pursuant to the registration rights described in Item 6 herein) all or a portion of the securities of the Issuer, including shares of Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including transfers or dispositions to affiliates of the Reporting Persons; (iii) enter into derivative and other transactions with institutional counterparties with respect to the Issuer’s securities, including shares of Common Stock; (iv) cause or seek to cause the Issuer or any of its subsidiaries to purchase or otherwise acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations, mergers or agreements to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other

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dispositions to affiliates of the Reporting Persons; (vi) raise capital, or restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors or officers of the Issuer; (ix) make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure, governance, or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

On November 29, 2016, SMG fully exercised the Warrant resulting in the issuance of 21,613,342 shares of Common Stock to SMG. As a result of the full exercise of the Warrant, and pursuant to the terms of the Certificate of Designations of the Series B Preferred Stock (the “Certificate of Designations”), the Series B Preferred Stock owned by SMG automatically converted into 2,649,007 shares of Common Stock. SMG exercised the Warrant at this time to enhance its control over the Issuer at a price that it believes represents an attractive investment opportunity.

Following SMG’s exercise of the Warrant, Michael S. Barish and Mike Wolfe resigned from the Board effective on November 29, 2016. On the same day, the remaining members of the Board appointed Peter D. Supron and Albert J. Messina to fill the vacancies created by the resignations. Each of Messrs. Supron and Messina is an employee of a company affiliated with SMG.

Item 5.    Interest in Securities of the Issuer.

References to percentage ownerships of shares of Common Stock in this Schedule 13D are based on the 32,841,355 voting securities of the Issuer believed by the Reporting Persons to be outstanding as of November 29, 2016, which are comprised of (i) 8,579,006 shares of Common Stock outstanding immediately prior to the exercise of the Warrant, (ii) 21,613,342 shares of Common Stock issued on November 29, 2016 pursuant to the Warrant exercise and (iii) 2,649,007 shares of Common Stock that were issued upon the conversion of the Series B Preferred Stock on November 29, 2016.

(a,b) As of the date hereof, SMG owns 26,663,295 shares of Common Stock. SMG has the sole power to vote or direct the vote of 26,663,295 shares of Common Stock; may be deemed to have shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of 26,663,295 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock. The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons constitutes 81.2% of the outstanding voting securities of the Issuer.

(a, b) As of the date hereof, Scotts does not own directly any securities of the Issuer. However, as a result of relationships described in Item 2 hereof, Scotts may be deemed to beneficially own the Common Stock owned by SMG. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it actually exercises voting or dispositive power with respect to such Common Stock.

(c) Except as otherwise described in this Schedule 13D, to the Reporting Persons’ knowledge, neither the Reporting Persons nor any Controlling Person has effected any transaction in shares of Common Stock since the Amendment No. 6 to this Schedule 13D was filed by the Reporting Persons on July 1, 2016.

(d) To the Reporting Persons’ knowledge, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 22, 2013, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which SMG acquired 2,649,007 shares of the Issuer’s Series B Preferred Stock, and the Warrant for an aggregate purchase price of $4,000,000. The Purchase Agreement is included as Exhibit 1 to this Schedule 13D. The Warrant is included as Exhibit 2 and Exhibit 3 to this Schedule 13D.

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The shares of Series B Preferred Stock and the Warrant were sold pursuant to an exemption from registration requirements of the Securities Act of 1933, as amended.

Warrant.

The Warrant entitled, but did not obligate, SMG to purchase a number of shares of Common Stock that constitutes, on a “fully diluted basis” (as defined in the Warrant), 80% of the Issuer’s outstanding capital stock (when added to all other shares owned by SMG), as calculated as of the date or dates of exercise. The Warrant was exercisable at any time and from time to time for a period of five years between April 22, 2016 and April 22, 2021. In addition, the Warrant was exercisable in any increment; with no obligation to exercise the entire Warrant at one time. The exercise price of the Warrant was equal to the quotient obtained by dividing: (a) an amount equal to (i) 1.34 times the trailing twelve months “Net Sales” (which includes the cost to The Scotts Company LLC of the Issuer’s products sold by Scotts and its affiliates) plus (ii) the aggregate exercise price of outstanding in-the-money derivative securities, minus (iii) “Debt Outstanding” net of cash, plus (iv) cash and cash equivalents (as such terms are defined in the Warrant), by (b) the total shares of capital stock outstanding, including outstanding in-the-money options and warrants, but not the Warrant. The Warrant would have expired on April 22, 2021. The Warrant contained customary anti-dilution rights (for stock splits, stock dividends and sales of substantially all the Issuer’s assets).

On November 29, 2016, SMG fully exercised the Warrant resulting in its acquisition of 21,613,342 shares of Common Stock.

Series B Preferred Stock.

The terms of the Series B Preferred Stock, as set forth in the Certificate of Designations, were as follows:

Dividends. Cumulative dividends on the Series B Preferred Stock were payable annually in arrears at the rate of 8% per annum in shares of Common Stock at a conversion price of $1.51 per share, subject to customary anti-dilution adjustment rights, as described in the Certificate of Designations.

Voting Rights. Each share of Series B Preferred Stock was entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series B Preferred Stock could have been converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and had voting rights and powers equal to the voting rights and powers of the Common Stock and was entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Issuer. Except as otherwise provided in the Certificate of Designations or as required by law, the Series B Preferred Stock voted together with the Common Stock as a single class on an as-if-converted to Common Stock basis at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock with respect to any question upon which holders of Common Stock have the right to vote.

As long as any shares of Series B Preferred Stock were outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the outstanding Series B Preferred Stock voting as a single class was necessary in order for the Issuer to take the following actions (including by way of merger or consolidation or otherwise): (i) act in a manner or pursue market segments that will, in the opinion of the Issuer’s outside legal counsel, put the Issuer in conflict with applicable U.S. (state or federal) or foreign laws; (ii) issue shares of any series or class of equity securities of the Issuer other than Common Stock; (iii) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly-owned by the Issuer; (iv) make any loan or advance to any person, including, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Issuer’s Board; (v) guarantee any indebtedness except for trade accounts of the Issuer or any subsidiary arising in the ordinary course of business; (vi) make any investment inconsistent with any investment policy approved by the Issuer’s Board; (vii) incur any aggregate indebtedness in excess of $100,000 that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business; (viii) enter into or be a party to any transaction with any director, officer or employee of the Issuer or any “associate” (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of any such person; (ix) hire, fire, or change the compensation of any of the Issuer’s “executive officers” (as defined in Rule 3b-7 promulgated under the Exchange Act), including approving any option or other equity grants; (x) change the principal business of the Issuer, enter new lines of business, or exit the current line of business; (xi) sell, assign, license, pledge

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or encumber material technology or intellectual property of the Issuer, other than sublicenses to manufacture or distribute products of the Issuer; (xii) enter into any corporate strategic relationship involving the payment contribution or assignment by the Issuer or to the Issuer of assets greater than $100,000; (xiii) issue dividends other than dividends on shares of Series B Preferred Stock; (xiv) amend, alter, repeal or waive of any provision of the Articles of Incorporation or the Issuer’s Bylaws (including any filing of a certificate of designations); (xv) increase or decrease the authorized number of shares of Preferred Stock, including the Series B Preferred Stock; (xvi) authorize or designate, whether by reclassification or otherwise, any new class or series of stock or any other securities convertible into or exercisable for equity securities of the Issuer ranking on a parity with or senior to the Series B Preferred Stock in right of redemption, conversion, liquidation preference, registration rights, voting or dividends or any increase in the authorized or designated number of any such new class or series; or (xvii) enter into any agreement to which the Issuer is a party regarding an Asset Transfer or Acquisition (each as defined in the Certificate of Designations) or any other merger (whether or not the Issuer is the surviving corporation), consolidation, corporate reorganization, reclassification or recapitalization of the Issuer.

Director Election Rights. The holders of Series B Preferred Stock, voting together as a single class on an as-if-converted to Common Stock basis, were entitled to elect one (1) member of the Issuer’s Board (the “Series B Director”) at each meeting or pursuant to each consent of the Issuer’s stockholders for the election of directors, and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director. The Series B Director was removable at any time (with or without cause) by the vote of the holders of at least a majority of all of the then-outstanding shares of Series B Preferred Stock, voting as a separate class by (x) written consent, if the consenting holders of Series B Preferred Stock hold a sufficient number of shares to remove such director at a meeting of stockholders or (y) in person or by proxy at a special meeting of holders of shares of Series B Preferred Stock called for such purpose. Any vacancy created by the removal, death or resignation of the Series B Director could have been filled by the holders of at least a majority of all of the then-outstanding shares of Series B Preferred Stock by (x) written consent, if the consenting holders of Series B Preferred Stock hold a sufficient number of shares to elect their designee at a meeting of stockholders or (y) in person or by proxy at a special meeting of holders of shares of Series B Preferred Stock called for such purpose.

Liquidation Preference. The Series B Preferred Stock had no liquidation preference over the Common Stock.

Conversion. The Series B Preferred Stock were convertible at any time, at the option of the holder, into shares of Common Stock at a conversion price of $1.51 per share (the “Conversion Price”). The Conversion Price was subject to adjustment resulting from dividends, distributions, stock combinations, splits, recapitalizations or similar capital adjustments. The Conversion Price was also subject to adjustment if the Issuer sold Common Stock or Common Stock equivalents at a price below the Conversion Price.

No Redemption. The Series B Preferred Stock was not redeemable by the Issuer. The holders of the Series B Preferred Stock had no right to require redemption of the Series B Preferred Stock by the Issuer.

On November 29, 2016, pursuant to the terms of the Certificate of Designations, the Series B Preferred Stock automatically converted into Common Stock upon SMG owning at least 50.1% of the issued and outstanding shares of Common Stock.

The Certificate of Designations was adopted by the Issuer’s Board on April 10, 2013 and became effective upon filing with the Nevada Secretary of State on April 19, 2013. A copy of the Certificate of Designations is included as Exhibit 4 to this Schedule 13D.

Investor’s Rights Agreement.

In connection with the Purchase Agreement, on April 22, 2013, SMG and the Issuer entered into the Investor’s Rights Agreement. The terms of the Investor’s Rights Agreement include the following:

Registration Rights. If at any time when it is eligible to use a Form S-3 registration statement, the Issuer receives a request from holders of at least ten percent (10%) of the Registrable Securities (as defined in the Investor’s Rights Agreement) then outstanding that the Issuer file a Form S-3 registration statement with respect to outstanding Registrable Securities of such holders having an anticipated aggregate offering price, net of selling expenses, of at least $1 million, then the Issuer shall (i) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all holders other than the

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initiating holders, and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the initiating holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Issuer within twenty (20) days of the date the Demand Notice is given, subject to the terms and conditions of the Investor’s Rights Agreement.

Right of First Offer. Subject to the terms and conditions of the Investor’s Rights Agreement and applicable securities laws, if the Issuer proposes to offer or sell any equity securities, the Issuer shall first offer such equity securities to SMG.

Equity-Based Compensation. Beginning with the fiscal year that started April 1, 2013, from April 1, 2013 unless otherwise approved by the Issuer’s Board, including the Series B Director, the Issuer may grant no equity-based compensation during any fiscal year that would cause the aggregate annual Fair Value Transfer amount of all equity-based compensation granted in such fiscal year to exceed $182,500 per fiscal year; provided, however, that for the fiscal year beginning April 1, 2013, the following options granted to Issuer directors are excluded from the calculation of the aggregate annual Fair Value Transfer for purposes of this covenant: (i) options to purchase 100,000 shares of Common Stock with an exercise price of $1.10 per share; and (ii) options to purchase 50,000 shares of Common Stock with an exercise price of $1.21. Beginning with the date of the Investor’s Rights Agreement, any request for approval of an equity-based grant submitted to the Issuer’s Board, including the Series B Director, shall include the calculation of the Fair Value Transfer amount for all equity-based compensation granted for such fiscal year, giving effect to the grants proposed for approval.

Matters Requiring Series B Director Approval. So long as the holders of Series B Preferred Stock are entitled to elect a Series B Director, the Issuer covenants and agrees with SMG under the Investor’s Rights Agreement that it shall not, without approval of the Issuer’s Board, which approval must include the affirmative vote of the Series B Director: (i) act in a manner or pursue market segments that will, in the opinion of the Issuer’s outside legal counsel, put the Issuer in conflict with applicable U.S. (state or federal) or foreign laws; (ii) issue shares of any series or class of equity securities of the Issuer other than Common Stock; (iii) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly-owned by the Issuer; (iv) make any loan or advance to any Person, including, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Issuer’s Board; (v) guarantee any indebtedness except for trade accounts of the Issuer or any subsidiary arising in the ordinary course of business; (vi) make any investment inconsistent with any investment policy approved by the Issuer’s Board; (vii) incur any aggregate indebtedness in excess of $100,000 that is not already included in the budget, other than trade credit incurred in the ordinary course of business; (viii) enter into or be a party to any transaction with any director, officer or employee of the Issuer or any “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such Person; (ix) hire, fire, or change the compensation of any of the Issuer’s “executive officers” (as defined in Rule 3b-7 promulgated under the Exchange Act), including approving any option or other equity grants; (x) change the principal business of the Issuer, enter new lines of business, or exit the current line of business; (xi) sell, assign, license, pledge or encumber material technology or intellectual property of the Issuer, other than sublicenses to manufacture or distribute products of the Issuer; (xii) enter into any corporate strategic relationship involving the payment contribution or assignment by the Issuer or to the Issuer of assets greater than $100,000; (xiii) issue dividends other than dividends on shares of Series B Preferred Stock; (xiv) amend, alter, repeal or waive of any provision of the Issuer’s Articles of Incorporation or the Issuer’s Bylaws (including any filing of a certificate of designations by the Issuer); (xv) increase or decrease the authorized number of shares of preferred stock of the Issuer, including the Series B Preferred Stock; (xvi) authorize or designate, whether by reclassification or otherwise, any new class or series of stock or any other securities convertible into or exercisable for equity securities of the Issuer ranking on a parity with or senior to the Series B Preferred Stock in right of redemption, conversion, liquidation preference, registration rights, voting or dividends or any increase in the authorized or designated number of any such new class or series; or (xvii) enter into any agreement to which the Issuer is a party regarding an Asset Transfer or Acquisition (each as defined in the Certificate of Designations) or any other merger (whether or not the Issuer is the surviving corporation), consolidation, corporate reorganization, reclassification or recapitalization of the Issuer.

Board Observer. Prior to expiration, termination or exercise in full of the Warrant, in addition to designation of the Series B Director, SMG may designate a person to attend, as a non-voting observer (the “Board Observer”), all meetings of the Board of the Issuer and to receive all information, oral or written, provided to members of the Board of the Issuer concurrently with the delivery of such information to the Board of the Issuer. SMG may designate a Board Observer, or a change in who shall serve as the Board Observer, by providing written notice to the Issuer.

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A copy of the Investor’s Rights Agreement is included as Exhibit 5 to this Schedule 13D.

Voting Agreement.

In connection with the Purchase Agreement, on April 22, 2013, SMG entered into a Voting Agreement (the “Voting Agreement”) with J. Michael Wolfe (“Wolfe”), H. MacGregor Clarke (“Clarke”), John K. Thompson (“Thompson”), Grey H. Gibbs (“Gibbs”), Jack J. Walker (“Walker”), The Peierls Foundation, Inc. (“Peierls”), Lazarus Investment Partners LLLP (“Lazarus”), and Michael S. Barish (“Barish”, and together with Wolfe, Clarke, Thompson, Gibbs, Walker, Peierls and Lazarus, the “Shareholders”).

Pursuant to the terms of the Voting Agreement, the Shareholders and SMG agreed, among other things, to (a) vote their Shares to ensure that size of the Issuer’s Board shall be set and remain at five directors, (b) vote their Shares to ensure the Series B Director is elected to the Issuer’s Board, (c) vote their Shares to ensure that of the four remaining Board positions, beginning thirty (30) days after the closing of the Purchase Agreement, at least two of the persons appointed to such positions will meet the requirements of an “independent director” in accordance with the NASDAQ Global Market’s requirements for independent director, and (d) to vote their Shares in whatever manner is necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for (i) conversion of all of the shares of Series B Preferred Stock outstanding at any given time, (ii) issuance as dividends on the Series B Preferred Stock in accordance with the Certificate of Designations, (iii) issuance upon exercise of the Warrant in accordance with the Warrant, (iv) issuance as payment in accordance with the Brand License Agreement, dated April 22, 2013 (the “Brand License Agreement”), between the Issuer and OMS Investments, Inc., a Delaware Corporation (“OMS”), and (v) issuance as payment in accordance with the Technology License Agreement, dated as of April 22, 2013, between the Issuer and OMS (the “Technology License Agreement”).

On November 29, 2016, the Voting Agreement terminated upon the conversion of all outstanding shares of Series B Preferred Stock into shares of Common Stock.

A copy of the Voting Agreement is included as Exhibit 6 to this Schedule 13D.

Brand License Agreement.

In connection with the Purchase Agreement, on April 22, 2013, OMS and the Issuer entered into the Brand License Agreement. Pursuant to the terms of the Brand License Agreement, OMS granted to the Issuer a non-exclusive license (the “Brand License”) to use certain trademarks on and in connection with certain hydroponic and aeroponic products in North America and certain European countries in exchange for the Issuer’s payment to OMS of an amount equal to 5% of incremental growth in annual net sales for the then current fiscal year, as compared to net sales during the fiscal year ended March 31, 2013 (the “License Fee”). For contract years 1-4, the License Fee is payable in shares of Common Stock at the then-current Conversion Price.

For subsequent contract years, the License Fee is payable in cash. If the License Fee owed to OMS for the fourth contract year is less than $500,000, then the Issuer must pay an additional fee in shares of Common Stock equal to the difference between $500,000 and the License Fee due. If the License Fee owed to OMS for the fifth contract year or any subsequent contract year is less than $1,000,000, then the Issuer must pay OMS an additional fee in cash equal to the difference between $1,000,000 and the License Fee due for such contract year. The Brand License Agreement contains representations, warranties, covenants and indemnification customary for agreements of this type. The initial term of the Brand License Agreement is from April 22, 2013 to March 31, 2018. The Issuer may renew the Brand License Agreement for consecutive five-year renewal terms by notifying OMS at least six months in advance of the then-current term, provided that the Issuer is not then in default thereunder. The Brand License Agreement contains a termination provision customary for agreements of this type. The Brand License may not be assigned or sub-licensed.

OMS assigned to SMG all future payments due or to become due under the Brand License Agreement that are payable in shares of Common Stock.

A copy of the Brand License Agreement is included as Exhibit 7, Exhibit 8 and Exhibit 9 to this Schedule 13D.

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Technology License Agreement.

In connection with the Purchase Agreement, on April 22, 2013, OMS and the Issuer entered into the Technology License Agreement. Pursuant to the terms of the Technology License Agreement, OMS granted the Issuer an exclusive license (the “Technology License”) to use certain hydroponic intellectual property in North America and certain European countries in exchange for a royalty of 2% of the Issuer’s net sales (the “Royalty”), as determined at the end of each fiscal year. For contract years 1-4, the Royalty is payable in shares of Common Stock at the then-current Conversion Price. For subsequent contract years, the Royalty is payable in cash. The Technology License Agreement contains representations, warranties, covenants and indemnification customary for agreements of this type. The initial term of the Technology License Agreement is five years from April 1, 2013. The Issuer may renew the Technology License Agreement for consecutive five-year renewal terms by notifying OMS at least six months in advance of the then-current term, provided that the Issuer is not then in default thereunder. The Technology License Agreement contains a termination provision customary for agreements of this type. The Technology License may not be assigned or sub-licensed.

A copy of the Technology License Agreement is included as Exhibit 10, Exhibit 11 and Exhibit 12 to this Schedule 13D.

2014 Term Loan and Security Agreement.

On July 10, 2014, the Issuer, as borrower, and SMG, as lender, entered into a $4.5 million Term Loan and Security Agreement (as so amended, the “2014 Loan Agreement”). Under the 2014 Loan Agreement, SMG loaned the Issuer an aggregate of $4.5 million (the “2014 Term Loan”) in stages of $1 million within two business days after receipt by SMG of the initial borrowing notice, $1.5 million on August 1, 2014, and $2 million on September 1, 2014. Pursuant to the 2014 Loan Agreement, the proceeds of the 2014 Term Loan were used solely to fund the acquisition of inventory by the Issuer. The unpaid principal balance of the 2014 Term Loan bore interest at a rate equal to 10% per annum through February 15, 2015 and 20% per annum thereafter. All accrued and unpaid interest on the 2014 Term Loan was due and payable within thirty (30) days after the earlier of: (a) the Maturity Date (defined below); and (b) the date of prepayment in full of the 2014 Term Loan following the September 1, 2014 Term Loan Advance. The maturity date was April 15, 2015 (the “Maturity Date”). Interest on the 2014 Term Loan was payable in shares of Common Stock at the then-current Conversion Price. The principal was paid in cash before the Maturity Date. Under the 2014 Loan Agreement, the Issuer granted SMG a continuing, first-priority lien on and security interest in (i) all inventory of the Issuer, (ii) all receivables of the Issuer, and (iii) all products and proceeds of the foregoing, to secure the payment in full of the 2014 Term Loan and all other obligations of the Issuer under the 2014 Loan Agreement. The 2014 Loan Agreement contained representations, warranties, covenants, events of default and indemnification customary for agreements of this type.

On April 24, 2015, all outstanding amounts owed by the Issuer to SMG under the 2014 Loan Agreement were paid.

A copy of the 2014 Loan Agreement is included as Exhibit 13 and Exhibit 14 to this Schedule 13D.

2015 Term Loan and Security Agreement.

On July 6, 2015, the Issuer, as borrower, entered a $6.0 million Term Loan and Security Agreement with SMG, as lender (the “2015 Loan Agreement”). The funding will provide general working capital to support anticipated growth at the Issuer as it expands its retail and its direct-to-consumer sales channels. The proceeds will be made available as needed in three advances of up to $2.0 million, $2.5 million, and $1.5 million in July, August, and September, respectively with a due date of April 15, 2016 (the “2015 Term Loan”). Interest will be charged at the stated rate of 10%, but will paid in shares of Common Stock, valued at a price per share equal to the Series B Preferred Conversion Price on the date the 2015 Term Loan is paid in full.

Under the 2015 Loan Agreement, the Issuer granted SMG a continuing, first-priority lien on and security interest in (i) all inventory of the Issuer, (ii) all receivables of the Issuer, and (iii) all products and proceeds of the foregoing, to secure the payment in full of the 2015 Term Loan and all other obligations of the Issuer under the 2015 Loan Agreement. The 2015 Loan Agreement contained representations, warranties, covenants, events of default and indemnification customary for agreements of this type.

CUSIP No. 00768M202	Page 11

On May 9, 2016, all outstanding amounts owed by the Issuer to SMG under the 2015 Loan Agreement were paid.

A copy of the 2015 Loan Agreement is included as Exhibit 15 to this Schedule 13D.

Additional Information.

The foregoing summaries of the Purchase Agreement, the Certificate of Designations, the Warrant, the Voting Agreement, the Investor’s Rights Agreement, the 2014 Loan Agreement and the 2015 Loan Agreement are not complete and are qualified in their entirety by reference to the full text of those documents, which are attached as exhibits to this Schedule 13D. Readers should review the Purchase Agreement and such other documents for a more complete understanding of the terms and conditions associated with the transactions reported in this Schedule 13D.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1
Securities Purchase Agreement, dated as of April 22, 2013, between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 2
Warrant to Purchase Shares of Common Stock, dated April 22, 2013, between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 3
First Amendment to Warrant to Purchase Shares of Common Stock, between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.6 to the Issuer Quarterly Report on Form 10-Q filed November 9, 2015).

Exhibit 4	Certificate of Designations for Series B Convertible Preferred Stock of AeroGrow International, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 5
Investor’s Rights Agreement, dated as of April 22, 2013, between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 6
Voting Agreement, dated as of April 22, 2013, by and among AeroGrow International, Inc., SMG Growing Media, Inc., J. Michael Wolfe, H. MacGregor Clarke, John K. Thompson, Grey H. Gibbs, Jack J. Walker, The Peierls Foundation, Inc., Lazarus Investment Partners LLLP, and Michael S. Barish (incorporated by reference to Exhibit 4.2 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 7
Brand License Agreement, dated April 22, 2013, by and between AeroGrow International, Inc. and OMS Investments, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer Form 10-Q filed February 17, 2015).

Exhibit 8
First Amendment to Brand License Agreement by and between AeroGrow International, Inc. and OMS Investments, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer Form 10-Q filed November 9, 2015).

Exhibit 9	Brand License Agreement Additional Territory Term Sheet No. 1 (incorporated by reference to Exhibit 10.3 to the Issuer Form 10-Q filed November 9, 2015).

Exhibit 10
Technology License Agreement dated April 22, 2013, by and between AeroGrow International, Inc. and OMS Investments, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer Form 10-Q filed February 17, 2015).

Exhibit 11
First Amendment to Technology License Agreement by and between AeroGrow International, Inc. and OMS Investments, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer Form 10-Q filed November 9, 2015).

Exhibit 12	Technology License Agreement Additional Territory Term Sheet No. 1 (incorporated by reference to Exhibit 10.5 to the Issuer Form 10-Q filed November 9, 2015).

Exhibit 13
Term Loan and Security Agreement, dated as of July 10, 2014, by and between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer Form 8-K filed July 16, 2014).

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Exhibit 14
Amendment No. 1 to Term Loan and Security Agreement, dated February 13, 2015, by and between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.7 to the Issuer Quarterly Report on Form 10Q filed February 17, 2015).

Exhibit 15
Term Loan and Security Agreement, dated as of July 6, 2015, by and between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer Form 8-K filed July 10, 2015).

Exhibit 16
Joint Filing Agreement, dated as of May 2, 2013, by and between SMG Growing Media, Inc., and The Scotts Miracle-Gro Company (incorporated by reference to Exhibit 6 to the initial Schedule 13D filed May 2, 2013).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2016

SMG GROWING MEDIA, INC.

By: /s/ IVAN C. SMITH
Name: Ivan C. Smith
Title: Executive Vice President and Secretary

THE SCOTTS MIRACLE-GRO COMPANY

By: /s/ IVAN C. SMITH
Name: Ivan C. Smith
Title: Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

CUSIP No. 00768M202	Page 14

Schedule A
Scotts Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Thomas Randal Coleman	14111 Scottslawn Road Marysville, Ohio 43041	US	Executive Vice President and Chief Financial Officer

Brian D. Finn	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

James Hagedorn	14111 Scottslawn Road Marysville, Ohio 43041	US	Chief Executive Officer, Chairman of the Board and Director

Adam Hanft	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Michelle A. Johnson	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Stephen L. Johnson	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Thomas N. Kelly Jr.	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Katherine Hagedorn Littlefield	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Michael C. Lukemire	14111 Scottslawn Road Marysville, Ohio 43041	US	President and Chief Operating Officer

James F. McCann	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Nancy G. Mistretta	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Ivan C. Smith	14111 Scottslawn Road Marysville, Ohio 43041	US	Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

Denise S. Stump	14111 Scottslawn Road Marysville, Ohio 43041	US	Executive Vice President, Global Human Resources and Chief Ethics Officer

LTG (Retired) John Randolph Vines	14111 Scottslawn Road Marysville, Ohio 43041	US	Director